Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-133210

FOR IMMEDIATE RELEASE

THE IMMUNE RESPONSE CORPORATION RELEASES SHAREHOLDER UPDATE

FROM PRESIDENT AND CEO

Carlsbad, CA – October 11, 2006 – The following letter is being released by The Immune Response Corporation (OTCBB: IMNR) to its shareholders. It is also available online at http://www.imnr.com/ir/ir.htm.

October 11, 2006

Dear Shareholders,

As I approach my first anniversary as President and CEO of The Immune Response Corporation, I am delighted to report that the Company has made tremendous progress during the last year in pursuit of a revamped and reinvigorated corporate and clinical strategy. Our strategy was designed to position IRC for long-term success by accelerating the development of our most promising immune-based therapies: NeuroVax™ for multiple sclerosis (MS) and IR103 for HIV/AIDS. It was the significant potential impact and value of these therapies that attracted me to step away from my position at the White House and join IRC in the first place. Both of our candidate vaccines have the potential to offer the following important clinical advances to patients suffering from these devastating diseases:

•	A highly targeted means to mobilize their immune system to control the mechanism of disease;

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•	A new therapeutic option that can potentially be used early and throughout the course of disease alone and in conjunction with other therapies; and

•	An attractive infrequent dosing regimen that to date shows no substantial system side effects.

I see both products at the vanguard of 21st century medicine – they are highly targeted, potentially less toxic medicines that harness the body’s own defenses to control and prevent disease. The possibilities of this type of treatment are well portrayed in an article from this month’s issue of Scientific American called “Peacekeepers of the Immune System” which details the role of FoxP3+ T Regulatory cells, the same cells our product, NeuroVax™ has been shown to stimulate in MS patients.

Through focused effort by our team and with meaningful financial support from our shareholders, we have begun to make important strides toward realizing the potential of our products. The purpose of this update is to highlight our accomplishments as well as provide insights into our future plans. I also hope to convey our enthusiasm and firm belief that IRC is now headed in the right direction. I, my team and our Board of Directors are convinced that we have made the right strategic choices so far. We are committed to rigorous science and believe the completion of robust clinical trials for our products offers the most viable path to success.

Despite our conviction and our progress, we remain frustrated by the performance of our stock and believe our share price does not nearly reflect the current and potential value of our company. This gap in value is, of course, the crux of the opportunity for investors that have recently purchased our stock or are considering doing so in the near future. We intend to continue to execute our clinical, commercial and communications plans and, in doing so, strive to build substantial value for our shareholders.

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Accomplishments

The last seven months have been highly productive. We have raised capital, presented new data and advanced the clinical programs for both products, as well as demonstrated dramatic yield improvements at our manufacturing facility. The key milestones we have hit during this active period are:

Financing

•	Raised $17.9 million through the completion of a private placement in February/March and the exercise of warrants between June and August

Multiple Sclerosis – NeuroVax™

•	Organized clinical investigators at sites in 12 European countries for patient enrollment to begin before year end for our 200-patient Phase IIb trial of NeuroVax™

•	Secured key partnerships with a leading MS clinical research organization (CRO) and outstanding MRI analysis facility to oversee and support our Phase IIb NeuroVax™ trial

•	Established a prestigious MS scientific advisory board composed of key opinion leaders who are now active in helping guide the development of NeuroVax™

•	Presented new Phase II data at the American Academy of Neurology (AAN) meeting demonstrating the ability of NeuroVax™ to restore MS patients’ FOXP3+ regulatory T-cell levels which are believed to help control disease progression

HIV/AIDS – IR103

•	Completed the first stage of enrollment of anti-retroviral naïve patients (55 new patients, 31 returning patients) in our Phase II trial of IR103 in Italy

•	Announced approval to expand our Phase II trial of IR103 in Italy to include clinical sites in France as well as an additional 50 patients

•	Presented preliminary Phase II data at the ISHEID conference demonstrating IR103’s ability to enhance HIV-specific immune responses in drug naïve patients

Manufacturing

•	Announced an at least two-fold increase in HIV antigen production yields using new, optimized manufacturing processes

The remainder of this year and 2007 are shaping up to be even more eventful.

Multiple Sclerosis – NeuroVax™/Autoimmune Diseases

The imminent launch of our 200-patient Phase IIb trial of NeuroVax™ will be a watershed event for our company. The milestones we announced yesterday are the

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product of months of enormous effort by our management team to assemble and coordinate all of the resources we need to properly carry out this significant trial. We carefully selected Accelsiors, a CRO with an outstanding track record with Multiple Sclerosis Phase II trials. We recruited clinical investigators at sites in 12 Eastern and Central European countries selected because they offer some of the only sophisticated locations remaining with sufficient numbers of diagnosed but untreated MS patients, MRI capabilities needed to conduct sound research and which also allow placebo-controlled studies. We are now completing all of the regulatory processes and product shipments to get these sites ready for patient enrollment and will hold a kick-off meeting for our investigators in Budapest, Hungary in November. Patient enrollment of the multi-center, randomized, double-blind trial is set to begin shortly thereafter.

Successful completion of this trial has the potential to put our technology center stage in the battle against MS and other autoimmune diseases. The 200-patient trial will test the clinical benefits of one year of treatment with NeuroVax™ versus a placebo. The primary endpoint of the trial is cumulative new brain lesions as shown by MRI (magnetic resonance imaging), but the trial will also track patients’ relapse rates and neurological performance. All of these data will give us a thorough profile of the potential efficacy of NeuroVax™, enabling us to pursue a significant partnership to commercialize this product.

FOXP3+ Highlighted in latest issue of Scientific American

This large NeuroVax™ trial will also give us the opportunity to further explore the FOXP3+ regulatory T-cell mechanism of action that was demonstrated in our Phase IIa trial data presented this past April at AAN. As evidenced by the article entitled “Peacekeepers of the Immune System” in the latest issue of Scientific American, the role of FOXP3+ regulatory T-cells in controlling autoimmune disease has become a very important topic in immunology in the last 18 months. To our knowledge, NeuroVax™ is the first therapeutic that has been shown in clinical trials to boost FOXP3+ levels in patients with MS. Our new trial will generate substantial additional data related to this mechanism which we hope will help scientists better understand the potential for NeuroVax™ to alter the course of MS by amplifying FOXP3+ responses.

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Beyond MS, we believe that our approach that impacts on the FOXP3+ immune regulatory mechanism could well prove to be a major breakthrough for autoimmune disease in general including psoriasis and rheumatoid arthritis (RA) for which we have TCR peptide-based therapeutic vaccines (Zorcell™ for psoriasis and RaVax™ for RA) with Investigational New Drug Applications with the FDA. During the next year, we plan to initiate new clinical work with at least one of these products aimed at evaluating the effect on FOXP3+. This work will expand our autoimmune product pipeline and position us to further exploit the potential of our intellectual property position with respect to clinical applications of vaccines and diagnostics that impact FOXP3+.

HIV/AIDS – IR103

Recent HIV/AIDS studies indicate that a patient’s CD4+ count is the most significant marker of HIV disease progression. An immune based therapy like IR103 that can impact CD4+ count may well be an enormous contribution to the current treatment landscape.

Between now and the end of the year, we intend to complete enrollment of over 200 antiretroviral drug-naïve patients in our expanded Phase II clinical trials of IR103 in Italy, France, the United Kingdom, and Canada. These trials, for which we have already enrolled over 100 patients, are designed to run one year and give us a robust clinical and immunological profile of IR103. We plan to leverage these data to design pivotal trials of this product and to help drive new collaborations to support our global development program. We hope to have interim results from these open label Phase II clinical trials soon, which will provide important data regarding the impact of IR013 on CD4+ counts and other important markers.

In the meantime, our team has been hard at work building and, in some cases, reestablishing relationships with key HIV/AIDS clinicians, scientists and activists. I am encouraged by the reception we have garnered so far to our new vaccine candidate and revised clinical strategy. Increasing numbers of people in the HIV/AIDS community are beginning to understand that the “whole, inactivated” HIV antigen concept – our technology – has not been explored enough either as a therapeutic or preventive vaccine. We are intent on building upon this support to gather scientific, clinical and financial assistance for our product development efforts. I am optimistic that we will be

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able to share some of the first meaningful signs of this added support over the course of the next year.

The Future

Our products – NeuroVax™ and IR103 – are potential breakthroughs in the treatment of MS and HIV/AIDS. Our objective over the next 18-24 months is to provide robust clinical evidence of this potential that we can leverage to build substantial shareholder value and enable our company to advance these products toward commercialization. Looking ahead, we have set clear goals for this critical period which include:

•	Completing patient enrollment for our Phase II clinical trials on schedule

•	Presenting interim results from open label IR103 trials at scientific forums throughout 2007

•	Securing an appropriate level of financing to facilitate the execution of our strategic plans

•	Completing our Phase II clinical trials and presenting final results in accordance with rigorous scientific standards

•	Executing public and private partnerships to expedite the further development of our products

Achieving our goals will depend both on clinical and commercial execution and on the continued financial transformation of our company. This year’s financing transactions have dramatically reshaped our capitalization and several additional steps remain to be completed before we can optimize IRC’s appeal to the broadest base of potential investors. These include:

•	Generating maximum proceeds from the exercise of the final tranche of 2006 Private Placement warrants prior to their expiration on November 30, 2006;

•	Completing an appropriate and well-timed reverse stock split; and

•	Qualifying for re-listing on a major stock exchange.

As you are likely aware, we received shareholder approval for a reverse stock split of up to 1-for-100 last April. Such a reverse split will be a critical step in increasing IRC’s appeal to institutional investors as well as enabling us to qualify for re-listing. While we

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are committed to completing this course of action at the appropriate time, we are even more committed to protecting shareholder value through and after the process. We remain cautious and thoughtful about this step, and plan to effectuate it in the context of complementary achievements and events to generate the most positive outcome.

Overall, I am very encouraged by the progress we have made and with the outlook for our future. While I am disappointed that our success and potential are not reflected in our share price, I continue to believe that the market will ultimately recognize the true value of IRC and that current shareholders will be rewarded for their support, patience and prescience. I offer my sincere gratitude to our shareholders who provided necessary capital in support of our efforts through their participation in the private placement of our securities in February and March and by exercising their warrants this summer. I am hopeful that this financial support will continue as we approach the 45-day exercise period of the final $12 million tranche of warrants. I, along with my management team and Board of Directors, remain firmly committed to fully executing our plan, actively communicating with you and creating substantial shareholder value through our success.

Sincerely,

Joseph O’Neill, MD, MPh Chief Executive Officer and President

This letter contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of NeuroVax™ or IR103, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVax™ or IR103 might not prove to be effective as either a therapeutic or preventive vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVax™ or IR103 in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in The Immune Response Corporation’s SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2005, and its subsequent Quarterly Reports filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.

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REMUNE® is a registered trademark of The Immune Response Corporation. NeuroVax™ is a trademark of The Immune Response Corporation.

The Immune Response Corporation (the Company) has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431-7080.

MEDIA CONTACT:	INVESTOR CONTACT:	COMPANY CONTACT:

Stacey Pfeffer Chamberlain Communications Group Inc.	Gene Marbach Makovsky & Company	Michael K. Green, COO The Immune Response Corporation
(212) 884-0639	(212) 508-9645	(760) 431-7080
speffer@chamberlainpr.com	gmarbach@makovsky.com	info@imnr.com

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